DOLPHIN ENTERTAINMENT, INC.
150 Alhambra Circle, Suite 1200

Coral Gables, FL 33134

September 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Jacqueline Kaufman

Re:

Dolphin Entertainment, Inc.

Request for Acceleration of Registration Statement on Form S-3

File No. 333-259132

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolphin Entertainment, Inc., a Florida corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-259132), filed with the U.S. Securities and Exchange Commission on August 27, 2021 to 4:00PM ET on September 7, 2021 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ William O’Dowd, IV
Name: William O’Dowd, IV
Title: Chief Executive Officer